FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

2.	Consolidated Report dated August 9, 2019 issued by the Scrutinizer, Mr. Alwyn D’Souza, Practising Company Secretaries pursuant to Section 108 of the Companies Act, 2013 and Rule 20 of the Companies (Management and Administration) Rules, 2014.

3.	Voting results in the format prescribed under Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

4.	Summary of the proceedings of the Annual General Meeting.

Item 1

OTHER NEWS

Sub: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

The Twenty-Fifth Annual General Meeting (“AGM”) of the Members of ICICI Bank Limited was held on Friday, August 9, 2019 at 11:45 a.m. at Professor Chandravadan Mehta Auditorium, General Education Centre, Opposite D. N. Hall Ground, The Maharaja Sayajirao University, Pratapgunj, Vadodara 390 002.

Pursuant to Section 108 of the Companies Act, 2013 (‘’the Act’’) read with Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended (‘’the Rules’’), Members of the Bank holding shares as on the cut-off date i.e. August 2, 2019, were given the opportunity to exercise their right to vote on the resolutions set out in the Notice of AGM through remote e-voting during the period commencing from Tuesday, August 6, 2019 (9:00 a.m. IST) to Thursday, August 8, 2019 (5:00 p.m. IST).

In line with the said Rules, the Bank had also provided electronic voting facility at the AGM venue to those Members who attended the AGM but could not cast their vote through remote e-voting and were holding shares as on the cut-off date i.e. August 2, 2019.

The electronic voting services were provided by National Securities Depository Limited.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

We submit the following:

1.	Consolidated Report dated August 9, 2019 issued by the Scrutinizer, Mr. Alwyn D’Souza, Practising Company Secretaries pursuant to Section 108 of the Companies Act, 2013 and Rule 20 of the Companies (Management and Administration) Rules, 2014.
2.	Voting results in the format prescribed under Regulation 44 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.
3.	Summary of the proceedings of the Annual General Meeting.

Please take the above information on record. The above will also be hosted on our website at www.icicibank.com.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

ICICI BANK LIMITED

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road,

Vadodara 390 007

Phone: 0265-6722239, Website: www.icicibank.com, E-mail: investor@icicibank.com

Consolidated Scrutinizer's Report on

Remote e-Voting & Electronic Voting conducted at the

25thAnnual General Meeting of

ICICI Bank Limited, held on

FRIDAY, AUGUST 9, 2019

ALWYN D’SOUZA

ALWYN D’SOUZA & CO.

COMPANY SECRETARIES

Annex-103, Dimple Arcade, Asha Nagar, Kandivali (East),Mumbai 400101.

Branch Office: B-002, Gr. Floor, Shreepati-2, Royal Complex, Behind Olympia Tower, Mira Road (E), Thane-401107 ;Tel:022-28125781 ; Mob: 09820465195; 09819334743

Email :alwyn.co@gmail.com Website:www.alwynjay.com

ALWYN D’SOUZA

ALWYN D’SOUZA & CO.

COMPANY SECRETARIES

Annex-103, Dimple Arcade, Asha Nagar, Kandivali (East),Mumbai 400101.

Branch Office: B-002, Gr. Floor, Shreepati-2, Royal Complex, Behind Olympia Tower, Mira Road (E), Thane-401107 ;Tel:022-28125781 ; Mob: 09820465195; 09819334743

Email :alwyn.co@gmail.com Website:www.alwynjay.com

Consolidated Scrutinizer's Report on Remote e-Voting & Electronic Voting conducted at the 25th Annual General Meeting of ICICI Bank Limited, held on Friday, August 9, 2019 at 11.45 a.m.

To,

The Chairman,

ICICI Bank Limited,

ICICI Bank Tower,

Near Chakli Circle,

Old Padra Road,

Vadodara 390 007

Sub:	Passing of Resolution(s) through electronic voting pursuant to section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 as amended.

Dear Sir,

I, Alwyn D’souza of M/s. Alwyn D’souza & Co., Company Secretaries, Mumbai, appointed by the Board of Directors of ICICI Bank Limited ( “the Company”) as the Scrutinizer for the Remote e-Voting process as well as to scrutinize the electronic voting conducted at the venue of the 25th Annual General Meeting (AGM) (hereinafter referred to as “the e-Voting”) pursuant to Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules,2014, as amended and in accordance with Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015. I say, I am familiar and well versed with the concept of electronic voting system as prescribed under the said Rules.

I, submit my report as under:

a)	The Compliance with the provisions of the Companies Act, 2013 and the Rules made thereunder relating to e-Voting (which includes remote e-Voting and the electronic voting, provided at the venue of AGM) to the Members on the resolutions proposed in the Notice calling the 25th AGM of the Company was the responsibility of the management. My responsibility as a scrutinizer was to ensure that the voting process is conducted in a fair and transparent manner, and render a consolidated scrutinizer’s report on the voting to the Chairman on the resolutions based on the reports generated from the electronic voting system by the National Securities Depository Limited (NSDL).

b)	The remote e-Voting was commenced on Tuesday, August 6, 2019 (9:00 a.m. IST) and ended on Thursday, August 8, 2019 (5:00 p.m. IST).

c)	At the 25th AGM of the Company held on Friday, August 9, 2019, the Chairman at the end of the discussions on the resolution(s) announced that the facility to vote electronically has been provided to facilitate voting for those Members who were present at the Meeting but could not participate in the Remote e-Voting to record their votes on the resolutions to be passed.

d)	On August 9, 2019, after taking count of the votes cast through electronic voting facility provided at the AGM, the votes cast through remote e-voting were unblocked in the presence of two witnesses viz., Mr. Vijay Sonone residing at 507, E3, Lokdhara Phase III, Lokdhara, Kalyan 421306 and Mr. Hardik Pathak residing at 36/10, Shyam Niketan, Gokhale Road, Dhanukar Wadi, Kandivali West, Mumbai 400067 who are not in the employment of the Company;

e)	I have issued a separate scrutinizer’s report dated August 9, 2019 on the remote e-Voting and electronic voting conducted at venue of the AGM and I hereby submit a consolidated scrutinizer’s report pursuant to Rule 20(4)(xii) of the Companies (Management and Administration) Rules, 2014 on the resolutions contained in the Notice of the 25th AGM.

f)	The Members holding equity shares as on the “cut-off date” i.e. August 2, 2019 were entitled to vote on the resolutions proposed in the Notice calling the 25th AGM of the Company. Section 12(2) of the Banking Regulation Act, 1949, as amended, caps the voting rights of shareholders of a bank up to 15% of the total voting rights of all shareholders. Accordingly, although the holding by Deutsche Bank Trust Company Americas (Depositary to the ADS holders) was 1,519,530,051 equity shares of face value Rs. 2/- each which formed 23.54% of the total equity shares (6,454,738,031) equity shares of Rs. 2/- each) as on the cut-off date (i.e. August 2, 2019), for the purpose of votes only 968,210,705 equity shares forming 15% of the total equity shares has been taken into account to determine the votes cast through e-Voting.

g)	The results of the Remote e-Voting together with that of the voting conducted at venue of the AGM by way of electronic voting are as under:

1.	RESOLUTION NO.1 AS AN ORDINARY RESOLUTION:

Adoption of Financial Statements for the financial year ended March 31, 2019.

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	2537	4439115903	-
Electronic voting at the AGM	3	585	-
TOTAL	2540	4439116488	100.00

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	18	15231	-
Electronic voting at the AGM	0	0	-
TOTAL	18	15231	0.00

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	0	0
Electronic voting at the AGM	0	0
TOTAL	0	0

Percentage of votes cast in favour: 100.00

Percentage of votes cast against: 00.00

2.	RESOLUTION NO.2 AS AN ORDINARY RESOLUTION:

Declaration of dividend on equity shares.

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	2569	4451398507	-
Electronic voting at the AGM	3	585	-
TOTAL	2572	4451399092	100.00

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	20	9380	-
Electronic voting at the AGM	0	0	-
TOTAL	20	9380	0.00

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	0	0
Electronic voting at the AGM	0	0
TOTAL	0	0

Percentage of votes cast in favour: 100.00

Percentage of votes cast against : 00.00

3.	RESOLUTION NO.3 AS AN ORDINARY RESOLUTION:

Re-appointment of Mr. Anup Bagchi (DIN: 00105962), who retires by rotation and, being eligible, offers himself for re-appointment.

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	2415	4383267449	-
Electronic voting at the AGM	3	585	-
TOTAL	2418	4383268034	98.91

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	150	48482458	-
Electronic voting at the AGM	0	0	-
TOTAL	150	48482458	1.09

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	0	0
Electronic voting at the AGM	0	0
TOTAL	0	0

Percentage of votes cast in favour: 98.91

Percentage of votes cast against : 1.09

4.	RESOLUTION NO.4 AS AN ORDINARY RESOLUTION:

Appointment of M/s Walker Chandiok & Co LLP, Chartered Accountants (Registration No. 001076N/N500013) as Statutory Auditors.

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	2429	4233124264	-
Electronic voting at the AGM	3	585	-
TOTAL	2432	4233124849	95.51

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	141	198949472	-
Electronic voting at the AGM	0	0	-
TOTAL	141	198949472	4.49

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	0	0
Electronic voting at the AGM	0	0
TOTAL	0	0

Percentage of votes cast in favour: 95.51

Percentage of votes cast against : 4.49

5.	RESOLUTION NO.5 AS AN ORDINARY RESOLUTION:

Appointment of Branch Auditors.

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	2544	4446940292	-
Electronic voting at the AGM	3	585	-
TOTAL	2547	4446940877	99.90

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	36	4462520	-
Electronic voting at the AGM	0	0	-
TOTAL	36	4462520	0.10

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	0	0
Electronic voting at the AGM	0	0
TOTAL	0	0

Percentage of votes cast in favour: 99.90

Percentage of votes cast against : 0.10

6.	RESOLUTION NO.6 AS AN ORDINARY RESOLUTION:

Appointment of Mr. Hari L. Mundra (DIN:00287029) as an Independent Director.

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	2389	4267873425	-
Electronic voting at the AGM	3	585	-
TOTAL	2392	4267874010	98.70

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	148	56085967	-
Electronic voting at the AGM	0	0	-
TOTAL	148	56085967	1.30

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	0	0
Electronic voting at the AGM	0	0
TOTAL	0	0

Percentage of votes cast in favour: 98.70

Percentage of votes cast against : 1.30

7.	RESOLUTION NO. 7 AS AN ORDINARY RESOLUTION:

Appointment of Ms. Rama Bijapurkar (DIN:00001835) as an Independent Director.

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	2381	4204160546	-
Electronic voting at the AGM	3	585	-
TOTAL	2384	4204161131	97.13

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	162	124154868	-
Electronic voting at the AGM	0	0	-
TOTAL	162	124154868	2.87

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	0	0
Electronic voting at the AGM	0	0
TOTAL	0	0

Percentage of votes cast in favour: 97.13

Percentage of votes cast against : 2.87

8.	RESOLUTION NO.8 AS AN ORDINARY RESOLUTION:

Appointment of Mr. B. Sriram (DIN:02993708) as an Independent Director .

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	2458	4324135008	-
Electronic voting at the AGM	3	585	-
TOTAL	2461	4324135593	99.90

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	83	4177073	-
Electronic voting at the AGM	0	0	-
TOTAL	83	4177073	0.10

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	0	0
Electronic voting at the AGM	0	0
TOTAL	0	0

Percentage of votes cast in favour: 99.90

Percentage of votes cast against : 0.10

9.	RESOLUTION NO.9 AS AN ORDINARY RESOLUTION:

Appointment of Mr. Subramanian Madhavan (DIN:06451889) as an Independent Director.

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	2394	4207011588	-
Electronic voting at the AGM	3	585	-
TOTAL	2397	4207012173	97.20

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	145	121300053	-
Electronic voting at the AGM	0	0	-
TOTAL	145	121300053	2.80

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	0	0
Electronic voting at the AGM	0	0
TOTAL	0	0

Percentage of votes cast in favour: 97.20

Percentage of votes cast against : 2.80

10.	RESOLUTION NO.10 AS AN ORDINARY RESOLUTION:

Appointment of Mr. Sandeep Bakhshi (DIN:00109206) as Managing Director and Chief Executive Officer and fix his remuneration.

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	2480	4338139672	-
Electronic voting at the AGM	3	585	-
TOTAL	2483	4338140257	99.99

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	63	370237	-
Electronic voting at the AGM	0	0	-
TOTAL	63	370237	0.01

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	0	0
Electronic voting at the AGM	0	0
TOTAL	0	0

Percentage of votes cast in favour: 99.99

Percentage of votes cast against : 0.01

11.	RESOLUTION NO.11 AS AN ORDINARY RESOLUTION:

Appointment of Mr. Sandeep Batra (DIN:03620913) as Director.

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	2462	4403477283	-
Electronic voting at the AGM	3	585	-
TOTAL	2465	4403477868	99.33

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	97	29639877	-
Electronic voting at the AGM	0	0	-
TOTAL	97	29639877	0.67

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	0	0
Electronic voting at the AGM	0	0
TOTAL	0	0

Percentage of votes cast in favour: 99.33

Percentage of votes cast against : 0.67

12.	RESOLUTION NO.12 AS AN ORDINARY RESOLUTION:

Appointment of Mr. Sandeep Batra (DIN:03620913) as Whole-time Director (designated as Executive Director) and fix his remuneration.

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	2449	4338120953	-
Electronic voting at the AGM	3	585	-
TOTAL	2452	4338121538	99.94

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	90	2798359	-
Electronic voting at the AGM	0	0	-
TOTAL	90	2798359	0.06

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	0	0
Electronic voting at the AGM	0	0
TOTAL	0	0

Percentage of votes cast in favour: 99.94

Percentage of votes cast against : 0.06

13.	RESOLUTION NO.13 AS AN ORDINARY RESOLUTION:

Revision in remuneration of Mr. N. S. Kannan (DIN: 00066009).

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	2373	4327880042	-
Electronic voting at the AGM	3	585	-
TOTAL	2376	4327880627	99.99

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	171	428790	-
Electronic voting at the AGM	0	0	-
TOTAL	171	428790	0.01

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	0	0
Electronic voting at the AGM	0	0
TOTAL	0	0

Percentage of votes cast in favour: 99.99

Percentage of votes cast against : 0.01

14.	RESOLUTION NO.14 AS AN ORDINARY RESOLUTION:

Revision in remuneration of Ms. Vishakha Mulye (DIN: 00203578).

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	2370	4327877103	-
Electronic voting at the AGM	3	585	-
TOTAL	2373	4327877688	99.99

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	172	429122	-
Electronic voting at the AGM	0	0	-
TOTAL	172	429122	0.01

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	0	0
Electronic voting at the AGM	0	0
TOTAL	0	0

Percentage of votes cast in favour: 99.99

Percentage of votes cast against : 0.01

15.	RESOLUTION NO.15 AS AN ORDINARY RESOLUTION:

Revision in remuneration of Mr. Vijay Chandok (DIN: 01545262).

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	2359	4327883404	-
Electronic voting at the AGM	3	585	-
TOTAL	2362	4327883989	99.99

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	184	425722	-
Electronic voting at the AGM	0	0	-
TOTAL	184	425722	0.01

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	0	0
Electronic voting at the AGM	0	0
TOTAL	0	0

Percentage of votes cast in favour: 99.99

Percentage of votes cast against : 0.01

16.	RESOLUTION NO.16 AS AN ORDINARY RESOLUTION:

Revision in remuneration of Mr. Anup Bagchi (DIN: 00105962).

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	2361	4327899990	-
Electronic voting at the AGM	3	585	-
TOTAL	2364	4327900575	99.99

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	181	411279	-
Electronic voting at the AGM	0	0	-
TOTAL	181	411279	0.01

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	0	0
Electronic voting at the AGM	0	0
TOTAL	0	0

Percentage of votes cast in favour: 99.99

Percentage of votes cast against : 0.01

17.	RESOLUTION NO.17 AS A SPECIAL RESOLUTION:

Alterations to Memorandum of Association.

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	2494	4386661420	-
Electronic voting at the AGM	3	585	-
TOTAL	2497	4386662005	98.54

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	85	65013258	-
Electronic voting at the AGM	0	0	-
TOTAL	85	65013258	1.46

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	0	0
Electronic voting at the AGM	0	0
TOTAL	0	0

Percentage of votes cast in favour: 98.54

Percentage of votes cast against : 1.46

18.	RESOLUTION NO.18 AS A SPECIAL RESOLUTION:

Adoption of revised Articles of Association.

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	2357	4207032873	-
Electronic voting at the AGM	3	585	-
TOTAL	2360	4207033458	95.18

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of votes cast by them	% of total number of valid votes cast
Remote e-Voting	223	212824278	-
Electronic voting at the AGM	0	0	-
TOTAL	223	212824278	4.82

(iii)	Invalid votes:

Particulars of Voting	Total number of members whose votes were declared invalid	Total number of votes cast by them
Remote e-Voting	0	0
Electronic voting at the AGM	0	0
TOTAL	0	0

Percentage of votes cast in favour: 95.18

Percentage of votes cast against : 4.82

Based on the foregoing, all the above Resolutions 1 to 18 as also mentioned in the AGM Notice of the Company dated May 6, 2019 were passed under Remote e-voting and electronic voting conducted at AGM with the requisite majority.

All the relevant records of remote e-Voting and electronic voting at the AGM will remain in my safe custody until the Chairman considers, approves and signs the Minutes of the 25th Annual General Meeting and the same shall be handed over thereafter to the Company Secretary for safe keeping.

Thanking you,

Sincerely,

/s/ Alwyn D’souza

Alwyn D’souza

F.C.S No.5559,

Certificate of Practice No.5137

Practising Company Secretary

Place: Vadodara

Date: August 9, 2019

Countersigned by:

For ICICI Bank Limited

/s/ Ranganath Athreya

Ranganath Athreya

Company Secretary

Item 3

Date of Annual General Meeting	August 09, 2019

Total number of shareholders on cut off date (August 2, 2019)	871,988
No. of shareholders present in the meeting either in person or through proxy
Promoters and Promoter Group :	Not Applicable
Public :	426
No of shareholders who attended the meeting through video conferencing:
Promoters and Promoter Group :	0
Public :	0

Agenda-wise disclosure (to be disclosed seperately for each agenda item)	As disclosed below

Resolution required : (Ordinary/~~Special~~)	Item No.1 - Adoption of Financial Statements for the financial year ended March 31, 2019

Whether promoter/ promoter group are interested in the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public - Institutions	E-Voting	5,915,617,819	4,414,741,552	74.63	4,414,741,552	-	100.00	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,915,617,819	4,414,741,552	74.63	4,414,741,552	-	100.00	-
Public - Non Institutions	E-Voting	539,120,212	24,390,167	4.52	24,374,936	15,231	99.94	0.0624
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	539,120,212	24,390,167	4.52	24,374,936	15,231	99.94	0.06
Total		6,454,738,031	4,439,131,719	68.77	4,439,116,488	15,231	100.00	0.00

1

Resolution required : (Ordinary/~~Special~~)	Item No.2 - Declaration of dividend on equity shares

Whether promoter/ promoter group are interested in the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public - Institutions	E-Voting	5,915,617,819	4,424,501,213	74.79	4,424,501,213	-	100.00	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,915,617,819	4,424,501,213	74.79	4,424,501,213	-	100.00	-
Public - Non Institutions	E-Voting	539,120,212	26,907,259	4.99	26,897,879	9,380	99.97	0.03
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	539,120,212	26,907,259	4.99	26,897,879	9,380	99.97	0.03
Total		6,454,738,031	4,451,408,472	68.96	4,451,399,092	9,380	100.00	0.00

2

Resolution required : (Ordinary/~~Special~~)	Item No.3 - Re-appointment of Mr. Anup Bagchi (DIN:00105962) who retires by rotation and, being eligible, offers himself for re-appointment

Whether promoter/ promoter group are interested in the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public - Institutions	E-Voting	5,915,617,819	4,404,848,449	74.46	4,356,411,829	48,436,620	98.90	1.10
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,915,617,819	4,404,848,449	74.46	4,356,411,829	48,436,620	98.90	1.10
Public - Non Institutions	E-Voting	539,120,212	26,902,043	4.99	26,856,205	45,838	99.83	0.17
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	539,120,212	26,902,043	4.99	26,856,205	45,838	99.83	0.17
Total		6,454,738,031	4,431,750,492	68.66	4,383,268,034	48,482,458	98.91	1.09

3

Resolution required : (Ordinary/~~Special~~)	Item No.4 - Appointment of Statutory Auditors

Whether promoter/ promoter group are interested in the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public - Institutions	E-Voting	5,915,617,819	4,405,172,251	74.47	4,206,246,231	198,926,020	95.48	4.52
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,915,617,819	4,405,172,251	74.47	4,206,246,231	198,926,020	95.48	4.52
Public - Non Institutions	E-Voting	539,120,212	26,902,070	4.99	26,878,618	23,452	99.91	0.09
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	539,120,212	26,902,070	4.99	26,878,618	23,452	99.91	0.09
Total		6,454,738,031	4,432,074,321	68.66	4,233,124,849	198,949,472	95.51	4.49

4

Resolution required : (Ordinary/~~Special~~)	Item No.5 - Appointment of Branch Auditors

Whether promoter/ promoter group are interested in the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public - Institutions	E-Voting	5,915,617,819	4,424,501,213	74.79	4,420,061,096	4,440,117	99.90	0.10
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,915,617,819	4,424,501,213	74.79	4,420,061,096	4,440,117	99.90	0.10
Public - Non Institutions	E-Voting	539,120,212	26,902,184	4.99	26,879,781	22,403	99.92	0.08
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	539,120,212	26,902,184	4.99	26,879,781	22,403	99.92	0.08
Total		6,454,738,031	4,451,403,397	68.96	4,446,940,877	4,462,520	99.90	0.10

5

Resolution required : (Ordinary/~~Special~~)	Item No.6 - Ordinary Resolution for appointment of Mr. Hari L. Mundra (DIN:00287029) as an Independent Director

Whether promoter/ promoter group are interested in the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public - Institutions	E-Voting	5,915,617,819	4,309,671,862	72.85	4,253,632,962	56,038,900	98.70	1.30
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,915,617,819	4,309,671,862	72.85	4,253,632,962	56,038,900	98.70	1.30
Public - Non Institutions	E-Voting	539,120,212	14,288,115	2.65	14,241,048	47,067	99.67	0.33
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	539,120,212	14,288,115	2.65	14,241,048	47,067	99.67	0.33
Total		6,454,738,031	4,323,959,977	66.99	4,267,874,010	56,085,967	98.70	1.30

6

Resolution required : (Ordinary/~~Special~~)	Item No.7 - Ordinary Resolution for appointment of Ms. Rama Bijapurkar (DIN:00001835) as an Independent Director

Whether promoter/ promoter group are interested in the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public - Institutions	E-Voting	5,915,617,819	4,314,024,697	72.93	4,190,028,909	123,995,788	97.13	2.87
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,915,617,819	4,314,024,697	72.93	4,190,028,909	123,995,788	97.13	2.87
Public - Non Institutions	E-Voting	539,120,212	14,291,302	2.65	14,132,222	159,080	98.89	1.11
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	539,120,212	14,291,302	2.65	14,132,222	159,080	98.89	1.11
Total		6,454,738,031	4,328,315,999	67.06	4,204,161,131	124,154,868	97.13	2.87

7

Resolution required : (Ordinary/~~Special~~)	Item No.8 - Ordinary Resolution for appointment of Mr. B. Sriram (DIN:02993708) as an Independent Director

Whether promoter/ promoter group are interested in the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public - Institutions	E-Voting	5,915,617,819	4,314,024,697	72.93	4,309,884,426	4,140,271	99.90	0.10
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,915,617,819	4,314,024,697	72.93	4,309,884,426	4,140,271	99.90	0.10
Public - Non Institutions	E-Voting	539,120,212	14,287,969	2.65	14,251,167	36,802	99.74	0.26
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	539,120,212	14,287,969	2.65	14,251,167	36,802	99.74	0.26
Total		6,454,738,031	4,328,312,666	67.06	4,324,135,593	4,177,073	99.90	0.10

8

Resolution required : (Ordinary/~~Special~~)	Item No.9 - Ordinary Resolution for appointment of Mr. Subramanian Madhavan (DIN:06451889) as an Independent Director

Whether promoter/ promoter group are interested in the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public - Institutions	E-Voting	5,915,617,819	4,314,024,697	72.93	4,192,767,860	121,256,837	97.19	2.81
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,915,617,819	4,314,024,697	72.93	4,192,767,860	121,256,837	97.19	2.81
Public - Non Institutions	E-Voting	539,120,212	14,287,529	2.65	14,244,313	43,216	99.70	0.30
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	539,120,212	14,287,529	2.65	14,244,313	43,216	99.70	0.30
Total		6,454,738,031	4,328,312,226	67.06	4,207,012,173	121,300,053	97.20	2.80

9

Resolution required : (Ordinary/~~Special~~)	Item No.10 - Ordinary Resolution for appointment of Mr. Sandeep Bakhshi (DIN: 00109206) as Managing Director and Chief Executive Officer to fix his remuneration

Whether promoter/ promoter group are interested in the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public - Institutions	E-Voting	5,915,617,819	4,311,612,787	72.89	4,311,275,141	337,646	99.99	0.01
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,915,617,819	4,311,612,787	72.89	4,311,275,141	337,646	99.99	0.01
Public - Non Institutions	E-Voting	539,120,212	26,897,707	4.99	26,865,116	32,591	99.88	0.12
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	539,120,212	26,897,707	4.99	26,865,116	32,591	99.88	0.12
Total		6,454,738,031	4,338,510,494	67.21	4,338,140,257	370,237	99.99	0.01

10

Resolution required : (Ordinary/~~Special~~)	Item No.11 - Ordinary Resolution for appointment of Mr. Sandeep Batra (DIN:03620913) as Director

Whether promoter/ promoter group are interested in the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public - Institutions	E-Voting	5,915,617,819	4,406,221,824	74.48	4,376,628,337	29,593,487	99.33	0.67
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,915,617,819	4,406,221,824	74.48	4,376,628,337	29,593,487	99.33	0.67
Public - Non Institutions	E-Voting	539,120,212	26,895,921	4.99	26,849,531	46,390	99.83	0.17
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	539,120,212	26,895,921	4.99	26,849,531	46,390	99.83	0.17
Total		6,454,738,031	4,433,117,745	68.68	4,403,477,868	29,639,877	99.33	0.67

11

Resolution required : (Ordinary/~~Special~~)	Item No.12 - Ordinary Resolution for appointment of Mr. Sandeep Batra (DIN : 03620913) as Wholetime Director (designated as Executive Director) to fix his remuneration

Whether promoter/ promoter group are interested in the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public - Institutions	E-Voting	5,915,617,819	4,314,024,697	72.93	4,311,275,141	2,749,556	99.94	0.06
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,915,617,819	4,314,024,697	72.93	4,311,275,141	2,749,556	99.94	0.06
Public - Non Institutions	E-Voting	539,120,212	26,895,200	4.99	26,846,397	48,803	99.82	0.18
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	539,120,212	26,895,200	4.99	26,846,397	48,803	99.82	0.18
Total		6,454,738,031	4,340,919,897	67.25	4,338,121,538	2,798,359	99.94	0.06

12

Resolution required : (Ordinary/~~Special~~)	Item No.13 - Ordinary Resolution for revision in remuneration of Mr. N. S. Kannan (DIN: 00066009)

Whether promoter/ promoter group are interested in the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public - Institutions	E-Voting	5,915,617,819	4,314,024,697	72.93	4,313,687,051	337,646	99.99	0.01
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,915,617,819	4,314,024,697	72.93	4,313,687,051	337,646	99.99	0.01
Public - Non Institutions	E-Voting	539,120,212	14,284,720	2.65	14,193,576	91,144	99.36	0.64
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	539,120,212	14,284,720	2.65	14,193,576	91,144	99.36	0.64
Total		6,454,738,031	4,328,309,417	67.06	4,327,880,627	428,790	99.99	0.01

13

Resolution required : (Ordinary/~~Special~~)	Item No.14 - Ordinary Resolution for revision in remuneration of Ms. Vishakha Mulye (DIN: 00203578)

Whether promoter/ promoter group are interested in the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public - Institutions	E-Voting	5,915,617,819	4,314,024,697	72.93	4,313,687,051	337,646	99.99	0.01
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,915,617,819	4,314,024,697	72.93	4,313,687,051	337,646	99.99	0.01
Public - Non Institutions	E-Voting	539,120,212	14,282,113	2.65	14,190,637	91,476	99.36	0.64
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	539,120,212	14,282,113	2.65	14,190,637	91,476	99.36	0.64
Total		6,454,738,031	4,328,306,810	67.06	4,327,877,688	429,122	99.99	0.01

14

Resolution required : (Ordinary/~~Special~~)	Item No.15 - Ordinary Resolution for revision in remuneration of Mr. Vijay Chandok (DIN: 01545262)

Whether promoter/ promoter group are interested in the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public - Institutions	E-Voting	5,915,617,819	4,314,024,697	72.93	4,313,687,051	337,646	99.99	0.01
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,915,617,819	4,314,024,697	72.93	4,313,687,051	337,646	99.99	0.01
Public - Non Institutions	E-Voting	539,120,212	14,285,014	2.65	14,196,938	88,076	99.38	0.62
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	539,120,212	14,285,014	2.65	14,196,938	88,076	99.38	0.62
Total		6,454,738,031	4,328,309,711	67.06	4,327,883,989	425,722	99.99	0.01

15

Resolution required : (Ordinary/~~Special~~)	Item No.16 - Ordinary Resolution for revision in remuneration of Mr. Anup Bagchi (DIN: 00105962)

Whether promoter/ promoter group are interested in the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public - Institutions	E-Voting	5,915,617,819	4,314,024,697	72.93	4,313,687,051	337,646	99.99	0.01
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,915,617,819	4,314,024,697	72.93	4,313,687,051	337,646	99.99	0.01
Public - Non Institutions	E-Voting	539,120,212	14,287,157	2.65	14,213,524	73,633	99.48	0.52
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	539,120,212	14,287,157	2.65	14,213,524	73,633	99.48	0.52
Total		6,454,738,031	4,328,311,854	67.06	4,327,900,575	411,279	99.99	0.01

16

Resolution required : (~~Ordinary~~/Special)	Item No.17 - Special Resolution for alterations to Memorandum of Association

Whether promoter/ promoter group are interested in the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public - Institutions	E-Voting	5,915,617,819	4,424,779,598	74.80	4,359,799,428	64,980,170	98.53	1.47
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,915,617,819	4,424,779,598	74.80	4,359,799,428	64,980,170	98.53	1.47
Public - Non Institutions	E-Voting	539,120,212	26,895,665	4.99	26,862,577	33,088	99.88	0.12
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	539,120,212	26,895,665	4.99	26,862,577	33,088	99.88	0.12
Total		6,454,738,031	4,451,675,263	68.97	4,386,662,005	65,013,258	98.54	1.46

17

Resolution required : (~~Ordinary~~/Special)	Item No.18 - Special Resolution for adoption of revised Articles of Association

Whether promoter/ promoter group are interested in the agenda/ resolution?	No.

Category	Mode of Voting	No. of shares held	No of votes Polled	% of Votes Polled on outstanding shares	No. of Votes – in favour	No. of Votes – against	% of Votes in favour on votes polled	% of Votes against on votes polled
		(1)	(2)	(3) ([(2)/(1)]*100	(4)	(5)	(6) [(4)/(2)]*100	(7) [(5)/(2)]*100
Promoter and Promoter Group	E-Voting	-	-	-	-	-	-	-
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	-	-	-	-	-	-	-
Public - Institutions	E-Voting	5,915,617,819	4,392,962,715	74.26	4,180,171,036	212,791,679	94.47	4.84
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	5,915,617,819	4,392,962,715	74.26	4,180,171,036	212,791,679	94.47	4.84
Public - Non Institutions	E-Voting	539,120,212	26,895,021	4.99	26,862,422	32,599	99.88	0.12
	Poll	-	-	-	-	-	-	-
	Postal Ballot (if applicable)	-	-	-	-	-	-	-
	Total	539,120,212	26,895,021	4.99	26,862,422	32,599	99.88	0.12
Total		6,454,738,031	4,419,857,736	68.47	4,207,033,458	212,824,278	95.18	4.82

Details of Invalid Votes
Category	No. of Votes
Promoter & Promoter Group	Nil
Public Institutions	Nil
Publi - Non Institutions	Nil

Percentage figures have been rounded off to nearest decimal.

All the above resolutions have been passed with requisite majority.

Note: Section 12(2) of the Banking Regulation Act, 1949 caps the voting rights of shareholders of a bank upto 15% of the total voting rights of all shareholders. In line with the same, the shareholding of Deutsche Bank Trust Company Americas (DBTCA)(Depositary to the ADS holders) which was 1,519,530,051 equity shares and which formed 23.54% of the total equity shares (6,454,738,031 equity shares) as on the cut off date i.e. August 2, 2019 was reckoned only to the extent of 968,210,705 equity shares i.e. 15% of the total equity shares for the purpose of electronic voting. Hence in the column pertaining to number of shares held, the actual number of shares held by DBTCA i.e. 1,519,530,051 equity shares is included and in the number of votes polled, only 15% of the total number of equity shares i.e 968,210,705 equity shares are reckoned

For ICICI Bank Limited

/s/ Vivek Ranjan

Vivek Ranjan

Chief Manager

18

Item 4

Summary of proceedings of the Twenty-Fifth Annual General Meeting of ICICI Bank Limited held on Friday, August 9, 2019

The Twenty-Fifth Annual General Meeting (AGM) of the Members of the Bank was held on Friday, August 9, 2019 at 11.45 a.m. at Professor Chandravadan Mehta Auditorium, General Education Centre, Opposite D. N. Hall Ground, The Maharaja Sayajirao University, Pratapgunj, Vadodara 390 002.

Mr. Girish Chandra Chaturvedi, Non-Executive (part-time) Chairman of the Bank, chaired the meeting.

The Meeting was attended by 426 Members in person, by proxy and through authorised representatives.

The following Directors were present:

1.	Mr. Girish Chandra Chaturvedi, Chairman

2.	Mr. S. Madhavan, non-executive Independent Director

3.	Ms. Neelam Dhawan, non-executive Independent Director and Chairperson of the Board Governance, Remuneration & Nomination Committee

4.	Mr. Radhakrishnan Nair, non-executive Independent Director

5.	Ms. Rama Bijapurkar, non-executive Independent Director

6.	Mr. B. Sriram, non-executive Independent Director

7.	Mr. Uday Chitale, non-executive Independent Director and Chairman of the Audit Committee

8.	Mr. Anup Bagchi, Executive Director

9.	Mr. Sandeep Bakhshi, Managing Director & Chief Executive Officer

10.	Ms. Vishakha Mulye, Executive Director

Mr. Hari L Mundra, non-executive Independent Director and Mr. Lalit Kumar Chandel Government Nominee Director could not attend the AGM due to their personal commitments. Mr. Hari L Mundra, Chairman of the Stakeholders Relationship Committee had authorised Mr. Uday Chitale, Member of the Stakeholders Relationship Committee to attend this Meeting in his absence.

Mr. Sandeep Batra, Executive Director (Designate), Mr. Rakesh Jha, Group Chief Financial Officer, and Mr. Ranganath Athreya, Company Secretary were present at the Meeting.

The authorised representatives of Statutory Auditors and Secretarial Auditors of the Bank were also present at the Meeting.

The requisite quorum being present, the Chairman declared the Meeting to be in order and welcomed the Members. The Chairman thereafter introduced all the officials on the dais and informed that the register of proxies, instruments of proxy, other statutory registers as required under the CA2013, Auditors Report, Secretarial Audit Report and documents referred in the Notice of AGM dated May 6, 2019 were open for inspection by the Members. He informed the Members that as required under Regulation 13 of the Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014, a certificate from the statutory auditors of the Bank, stating that the Employee Stock Option Scheme of the Bank has been implemented in accordance with the said regulations, has been obtained by the Bank and was placed at the Meeting.

With the consent of the Members present, the Notice convening the Twenty-Fifth AGM was taken as read. The Chairman informed the Members that there were no qualifications, observations or comments or other remarks in the Auditors Report on the financial transactions or matters, which have any adverse effect on the functioning of the Company. He then requested Mr. Ranganath Athreya to read out the key segments of the Auditors Report. Mr. Athreya read the key segments of the Auditors Report and with the consent of the Members present, the rest of the Auditors Report was taken as read.

The Chairman also informed the Members that there were no qualifications, observations or comments or other remarks in the Secretarial Audit Report which have any material adverse effect on the functioning of the Company. With the consent of the Members present, the Secretarial Audit Report was taken as read.

The Chairman then invited Members to speak and raise queries pertaining to the Agenda of the meeting.

Mr. Sandeep Bakhshi provided requisite clarification and information on the various queries raised by the Members.

The Chairman informed the Members that pursuant to the provisions of Section 108 of the CA2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 and Regulation 44 of the Securities and Exchange Board of India (Listing Obligations & Disclosure Requirements) Regulations, 2015, the Bank had extended the Remote e-Voting facility to the Members of the Bank in respect of the business to be transacted at the AGM as set out in the Notice of AGM dated May 6, 2019. The Chairman further informed that the Remote e-Voting facility had commenced at 9.00 a.m. IST on Tuesday, August 6, 2019 and ended on 5.00 p.m. IST on Thursday, August 8, 2019. The Chairman also informed that to facilitate the Members who could not cast their votes through Remote e-Voting, the Bank had provided the facility for electronic voting at the AGM venue.

2

The Chairman informed the Members that the Board had appointed Mr. Alwyn D’souza of Alwyn D’Souza & Co., Practicing Company Secretaries as the scrutinizer to scrutinize the remote e-voting process and electronic voting at the AGM, in a fair and transparent manner.

The Chairman authorised any Executive Director or the Company Secretary of the Bank to declare the results of the remote e-voting as well as electronic voting done at the AGM venue through announcing the results to the stock exchanges as well as by hosting the results on the website of the Bank and alongwith the consolidated scrutinizer’s report and these would be recorded as part of the proceedings of the AGM. The Chairman then thanked the Members for their co-operation and suggestions and declared the meeting as closed.

The following items of business were transacted through remote e-Voting and through electronic voting at the AGM venue:

Ordinary Business:

1.	To receive, consider and adopt the financial Statements for the financial year ended March 31, 2019 together with the Reports of the Directors and the Auditors.

2.	Declaration of dividend on equity shares.

3.	Re-appointment of Mr. Anup Bagchi (DIN:00105962) who retires by rotation and, being eligible, offers himself for re-appointment.

4.	Appointment of M/s Walker Chandiok & Co LLP, Chartered Accountants (Registration No. 001076N/N500013) as Statutory Auditors.

5.	Appointment of Branch Auditors.

Special Business:

6.	Appointment of Mr. Hari L. Mundra (DIN: 00287029) as an Independent Director.

7.	Appointment of Ms. Rama Bijapurkar (DIN: 00001835) as an Independent Director.

8.	Appointment of Mr. B. Sriram (DIN: 02993708) as an Independent Director.

9.	Appointment of Mr. Subramanian Madhavan (DIN: 06451889) as an Independent Director.

10.	Appointment of Mr. Sandeep Bakhshi (DIN: 00109206) as a Managing director and Chief Executive Officer and fix his remuneration.

3

11.	Appointment of Mr. Sandeep Batra (DIN: 03620913) as a Director.

12.	Appointment of Mr. Sandeep Batra (DIN: 03620913) as a Wholetime Director (designated as Executive Director) and fix his remuneration

13.	Revision in remuneration of Mr. N. S. Kannan (DIN: 00066009).

14.	Revision in remuneration of Ms. Vishakha Mulye (DIN: 00203578).

15.	Revision in remuneration of Mr. Vijay Chandok (DIN: 01545262).

16.	Revision in remuneration of Mr. Anup Bagchi (DIN: 00105962).

17.	Alterations to Memorandum of Association.

18.	Adoption of revised Articles of Association.

Basis the consolidated Scrutinizer’s report dated August 9, 2019, all resolutions as set out in the Notice of the AGM dated May 6, 2019 were passed by the Members with requisite majority.

4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	August 9, 2019	By:	/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Chief Manager